AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

June 4, 2019

VIA EDGAR

Elena Stojic, Attorney Adviser

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                             Pacific Funds Series Trust

On behalf of Pacific Funds Diversified Income and Pacific Funds Ultra Short Income

Dear Ms. Stojic:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on May 1, 2019 and May 2, 2019, concerning post-effective amendment No. 147 to the registration statement of Pacific Funds Series Trust (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on March 15, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the two abovenamed series of Registrant (each a “Fund,” together the “Funds”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

1.            Comment: General Comments: Please provide written comments within 5 business days prior to the effective date; provide any incomplete or missing information in brackets in the Rule 485(b) filing for the Funds, and include ticker symbols in the post-effective amendment for each Fund and in the Edgar itself in the Rule 485(b) filing.

Response: The Registrant agrees to do so.

Pacific Funds Diversified Income and Pacific Funds Ultra Short Income (Fund Summary)

2.            Comment: Annual Fund Operating Expense Table: Please clarify in the second sentence of footnote 2 to the fee table whether the contract termination is after July 31, 2022.  Please include the Expense Limitation Agreement as an exhibit to the 485(b) filing.

Response: The Registrant agrees to do so.

3.            Comment: Principal Investment Strategies (Summary and Statutory Portions): Please summarize the principal investment strategies and use a “layered disclosure” approach.  See “Guidance Regarding Mutual Fund Enhanced Disclosure” - IM Guidance Update No. 2014-08.  As required by Item 4(a) of Form N-1A, the principal investment strategies in the summary section of a prospectus should be based on the information given in response to Item 9 of Form N-1A, and should be a summary of that information.

Response: Registrant will delete disclosures in the Fund’s Item 4(a) disclosure that provide additional detail on PAM’s and Cadence’s buy and sell strategies for the Fund and will retain these same disclosures in the Fund’s Item 9 disclosure.

4.            a. Comment: Principal Risks: In the first paragraph of this section, rephrase the following sentence to clarify that italicized terms are separate principal risks themselves and that they are separately defined in this section: “Italicized terms refer to other Principal Risks described below.”

Response: Registrant will revise the disclosure accordingly.

b. Comment:  Disclose the risks in the order of importance rather than alphabetically.

Response:  All principal risks are considered significant and are listed in alphabetical order for reader convenience as well as to avoid shareholder confusion.  To attempt to further rank each risk by significance relative to other risks would not result in an additional benefit to shareholders and might imply a level of precision with regard to predicting future detractors from performance that does not exist.  There is no regulatory directive under either Item 4 or Item 9 of Form N-1A stating that principal risks cannot be listed alphabetically, and the Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal investment strategies and risks.  Accordingly, Registrant respectfully declines to make the requested change.

c. Comment: Mortgage-Related and Other Asset-Backed Securities Risk: If a Fund principally invests in mortgage-related securities (“MRS”) and asset-backed securities (“ABS”) that are non-agency and non-investment grade, disclose that the liquidity of these investments can change dramatically over time and add the terms “junk” or “speculative” in this risk.  Consider prepayment and extension risk as well as call risk for debt securities other than MRS and ABS (i.e., consider this for debt securities in general).

Response: Neither Fund will have principal investments in non-agency or non-investment grade MRS or ABS.  As such, Registrant believes that the current risk disclosure is adequate.  The Registrant has considered prepayment and extension risk and call risk and has determined that these risks do not apply to debt securities other than MRS.

5.            a. Comment: Management: Management Firm: Please add in this section a caption describing PLFA and PAM’s relationship to clarify whether PAM is a division of PLFA or an unaffiliated sub-adviser.

Response: Registrant will revise the disclosure to clarify that PAM is a division of PLFA.

b. Comment: Management: Portfolio Manager and Primary Title with Management Firm: In this table, for each listed portfolio manager’s experience with the Fund, please replace “since inception” with a specific year.

Response: Registrant will revise the disclosure accordingly.

6.            Comment: Additional Information About Principal Investment Strategies and Principal Risks: Principal Risks: Please include a sentence before the list of bulleted risks that states that the identified risks are further described or defined below.

Response: Registrant will revise the disclosure accordingly.

7.            Comment: Additional Summary Information: Payments to Broker-Dealers and Other Financial Intermediaries: Please explain supplementally why the term “fund supermarket” is used instead of the term “bank” pursuant to Item 8 of Form N-1A.

Response: “Fund supermarket” reflects more accurately than “bank” an example of the distribution channels through which the Funds will be sold.  Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.”

Pacific Funds Diversified Income (Fund Summary)

8.            a. Comment: Principal Investment Strategies: Cadence managed portion: Please remove “three geographic regions” from the first sentence under this section.  This clarifies that the areas named are not geographic regions.

Response: Registrant will revise the disclosure accordingly.

b.  Comment: The first sentence of the second paragraph states that “This portion of the Fund may invest in securities of companies with any market capitalization, but will generally focus on larger capitalization securities.”  Please include the capitalization range of this portion of the Fund overall (i.e., “This portion of the Fund can invest in securities of companies that range from $X to $Y.”)  This disclosure may be included in Item 9 disclosure.

Response: The Registrant has determined that mid-capitalization securities are also a principal investment for this portion of the Fund, but that small-capitalization securities are not and will revise Item 4 disclosure to identify mid-capitalization securities as a principal investment for this portion of the Fund.  Registrant does not believe that including a capitalization range capturing all of the investments for this portion of the Fund is useful to investors as a range would not capture the Fund’s greater weight towards large-capitalization and mid-capitalization securities.  However, in response to this comment and for purposes of clarity, this portion of the Fund’s principal investment strategies have been revised in Item 9 disclosure to define “large-capitalization” and “mid-capitalization” based on the market capitalization range of the Fund’s benchmark index, the MSCI World Index.

c. Comment: Principal Investment Strategies: PAM managed portion: With respect to ABS and MRS: (i) disclose the lowest credit rating for ABS and MRS in which PAM could invest; and (ii) whether this portion of the Fund will invest in distressed or defaulted securities and, if so, describe those principal risks.

Response: MRS in general and below investment grade ABS will not be principal investments for the Fund.  As such, the Registrant will delete any references to MRS from the risk/return summary.  With respect to ABS, ABS are only identified as principal investments for investments that qualify as investment grade for the Fund.  Therefore, the Registrant does not believe that a credit rating is required as it has already defined principal investments in ABS to be investment grade.  Given that the lowest rated ABS must be investment grade to be a principal investment for the Fund, this portion of the Fund will not invest in distressed or defaulted ABS as a principal investment.

d. Comment: Please reconcile these two sentences: “Under normal circumstances, this portion of the Fund will invest up to 70% of its assets in non-investment grade (high yield/high risk, sometimes called “junk bonds”) debt instruments and floating rate loans.  This portion of the Fund may invest up to 80% of its assets in investment grade debt instruments, including corporate debt securities, asset- backed securities, mortgage-related securities, U.S. government securities and agency securities.”

Response: Registrant will revise the disclosure accordingly.

9.            a. Comment: Principal Risks – Equity Securities Risk: In Item 4 disclosure, please disclose that there is no guarantee that issuers will distribute dividends in the future or that dividends will remain at current levels or increase over time.

Response: Registrant will revise the disclosure accordingly.

b. Comment: Mid-Capitalization Companies Risk; Small-Capitalization Companies Risk: If these are non-principal risks, please consider moving these risks to Item 9 disclosure.

Response: Mid-Capitalization Companies Risk is considered a principal risk of this portion of the Fund so this risk will remain as is.  See Comment/Response 8b.  Small-Capitalization Companies Risk, however, is not considered a principal risk of this portion of the Fund and discussion on these investments will be moved to the Statement of Additional Information (“SAI”) per the Registrant’s policy of discussing non-principal investments and risks in the SAI.

c.  Comment: Risks for both portions of the Fund: This section should be moved prior to the risk disclosures for the individual manager portions of the Fund.

Response: Registrant will revise the disclosure accordingly.

d.  Comment: Convertible Securities Risk: Please advise if the Fund principally invests in contingent convertible securities (“CoCos”), and if so, identify the strategy and the risks in the disclosure.

Response: The Fund will not invest principally in CoCos.

10.    Comment: Performance: Please supplementally identify the broad-based index for the Fund.

Response: The Fund’s broad-based index will be the MSCI World Index.

Pacific Funds Ultra Short Income (Fund Summary)

11.    Comment: Principal Investment Strategies: The first sentence in this section states: “The Fund primarily invests in investment grade, U.S. dollar-denominated short-term fixed and floating rate debt securities.”  Please rephrase this part of the disclosure to clarify that floating rate debt securities are not usually investment grade.

Response: While it is true that certain types of floating rate debt securities, such as floating rate loans, are usually below investment grade, there are many types of floating rate debt securities that are primarily investment grade, such as floating rate notes, as well as other floating rate debt securities that may or may not usually be investment grade.  The Registrant believes that the current disclosure accurately represents that the Fund will primarily invest in those floating rate debt securities that are investment grade.  Accordingly, the Registrant respectfully declines to make the requested change.

12.    Comment: Principal Risks – Floating Rate Loan Risk: Please disclose whether the Fund invests principally in covenant light loans.  If the Fund will invest principally in covenant light loans, please disclose the attendant risks here.

Response: The Fund will not invest principally in floating rate loans (which are typically below investment grade – see Comment/Response 11) and therefore will not principally invest in covenant light loans.  The Registrant will delete Floating Rate Loan Risk and the attendant High Yield/High Risk or “Junk Securities” Risk for this Fund.

13.    Comment: Performance: Please supplementally identify the broad-based index for the Fund.

Response: The Fund’s broad-based index will be the Bloomberg Barclays Short Treasury Total Return Index.

Pacific Funds Diversified Income and Pacific Funds Ultra Short Income (Statutory Portion)

14.    Comment: General Investment Information: Please state in Item 9 disclosure whether a Fund’s investment goal can be changed without shareholder approval.

Response: Registrant will revise the disclosure accordingly.

15.    Comment: General Investment Information: Please consider moving this section to the beginning of Item 9 so that it is clear that the information applies to both Funds and not just the Fund preceding it.

Response:  Registrant will revise the disclosure accordingly.

16.    a. Comment: Additional Information About Principal Risks:   Please remove or otherwise designate as non-principal any risks that are not considered principal risks.

Response: Registrant will revise the disclosure accordingly.  See also Comment/Response 8b on the removal of Small-Capitalization Companies Risk.

b.  Comment: The last sentence of the first paragraph of this section states: “The following provides additional information about the risks of the Funds identified in the Fund Summaries section, as well as information about the following risks to which all Funds are subject: Active and Frequent Trading Risk, Cybersecurity Risk, Investment Style Risk, Natural Disasters Risk, Redemption Risk and Sector Risk.”  If these are principal risks of the Funds, please address them in disclosure pursuant to Item 4 requirements of Form N-1A.  Otherwise, please designate them as non-principal risks.

Response: Registrant will designate the identified risks as “ancillary risks” and move them to a separate section of the prospectus following the Additional Information About Principal Risks section.

17.    Comment: Operating Expense Reimbursement:  Please disclose the contractual period for the expense reimbursement described in this section.

Response: Registrant will revise the disclosure accordingly.

18.    Comment: Choosing a Share Class: Please specify that only Pacific Funds Ultra Short Income offers Class I and Advisor Class, and that Pacific Funds Diversified Income offers only the Advisor Class.

Response: Registrant will revise the disclosure accordingly.

19.    Comment: Individual Investors of Class I Shares: Systematic Withdrawal Plan (“SWP”): Contingent deferred sales charges (“CDSCs”) are mentioned in this section; however, the Funds do not offer share classes with CDSCs.  Please reconcile.

Response: Registrant will delete any references to CDSCs.

20.    Comment: On p.28, please specify the investment minimums in the following disclosure: We may also close your account and sell your shares if your account value were to fall below investment minimums for any reason, without notice, whether as a result of a redemption, an account charge or a reduction in the market value of your account.

Response: Registrant will revise the disclosure accordingly.

21.    a. Comment: Execution of Your Requests: In the second paragraph, please delete the reference to the 15 business day waiting period and replace it with “as soon as the funds are received via transfer or the check clears.”

Response: Registrant will revise the disclosure accordingly.

b. Comment: In the same paragraph, please disclose whether the redemptions in kind would be pro rata slices of portfolio assets, individual securities or representative securities baskets with respect to the following sentence: “When making a redemption payment in cash becomes harmful to other shareholders or a Fund, both during normal and stressed market conditions, we may make some or all of the redemption payment in securities at their then current market value equal to the redemption price (“redemptions-in-kind”).”

Response: Registrant will revise the disclosure accordingly.

22.    a. Comment: About Management: Prior to the Management Fee Payable table, please disclose whether the Funds have “Aggregate Fee” exemptive relief.

Response: Registrant does not have an exemptive order regarding aggregate fee relief. Registrant believes that information regarding sub-advisory fees is not required by Item 19(a)(3) of Form N-1A, which requires disclosure of:  The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (Emphasis added).  Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds. Accordingly, Registrant respectfully declines to make the requested change.

b. Comment: In the same section above, please change the March 31, 2019 date to when there will be financial information for the Funds or otherwise specify the date for the report in which this discussion will be disclosed.

Response: Registrant will revise the disclosure accordingly.

Statement of Additional Information

23.    Comment: Cover Page: Please add the tickers for each Fund.

Response: Registrant will revise the disclosure accordingly.

24.    a. Comment: Additional Investment Strategies of the Funds: Please confirm whether each Fund can invest up to 25% in privately issued MRS and up to 25% in privately issued ABS as described in the disclosure in this section.  If so, please consider adding an industry focus as a principal strategy and risk in Items 4 and 9.

Response:  Registrant confirms that, as disclosed, each Fund is permitted to invest up to 25% of its assets in privately issued MRS and each Fund is permitted to invest up to 25% of its assets in privately issued ABS other than privately issued MRS.  Each Fund currently expects to invest, under normal circumstances, more than 10% of its assets in privately issued ABS and less than 10% of its assets in privately issued MRS.  Neither Fund currently intends to focus its investments in a particular industry as a principal strategy, whether by purchasing privately issued ABS or privately issued MRS or making other investments.  Accordingly, the Registrant has determined not to add industry focus as a principal investment strategy or risk at this time.

b. Comment: In the same section above, please disclose the investments that a Fund may make while assuming a temporary defensive position pursuant to Item 16(d) of Form N-1A.

Response: Registrant will revise the disclosure accordingly.

25.    Comment: Non-Fundamental Investment Restrictions:  Please indicate that the borrowings investment restriction is excepted from the following sentence because it is not a restriction that applies at the time of investment (or borrowing): “Unless otherwise specifically stated in a Fund’s Prospectus or above, each Fund’s investment restriction will apply only at the time of investment (and subsequent fluctuations in the value of Fund securities or the sale of Fund securities will not result in a violation of the restriction).” See Item 16(c)(1) of Form N-1A.

Response: Registrant will revise the disclosure accordingly.

26.    Comment: Part C:  Please provide the subadvisory agreements as exhibits to the 485(b) filing for the Funds.

Response: Registrant agrees to do so.

27.    Comment: Please provide a new Opinion and Consent of Counsel exhibit for each of the Funds with the 485(b) filing.

Response: Registrant agrees to do so.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP